Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in the Registration Statements (Form S-8 No. 333-39528, 333-45682, 333-60794, 333-83844, 333-104771, 333-112324 and 333-122845) pertaining to the 2000 Stock Incentive Plan, as amended and restated March 8, 2001, and the Employee Stock Purchase Plan of Silicon Laboratories Inc. of our reports dated February 6, 2006, with respect to the consolidated financial statements of Silicon Laboratories Inc., Silicon Laboratories Inc. management’s assessment of the effectiveness of internal control over financial reporting, and the effectiveness of internal control over financial reporting of Silicon Laboratories Inc. included in the Annual Report (Form 10-K) for the fiscal year ended December 31, 2005.

/s/ ERNST & YOUNG LLP

Austin, Texas
February 6, 2006